Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                  8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104
 ATTORNEY  AT  LAW                                         SANDY,  UTAH  84093
                                                   TELEPHONE:  (801)  733-0800
                                                         FAX:  (801)  733-0808
                           E-MAIL: LNEILSONLAW@AOL.COM

                                 March 30, 2006



Securities and Exchange Commission
Division of Corporation Finance
Attn: H. Roger Schwall, Assistant Director
100 F Street, NE
Washington, D.C. 20549-7010

     Re: Trans Energy, Inc.
              SEC File No. 0-23530
              Response to comment letter regarding Form 10-KSB for year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, June 30, 2005 and September 30, 2005

Dear Mr. Schwall:

     In response to your letter dated December 29, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Trans Energy, Inc. ("Trans Energy" or the "Company"). It is our understanding from prior discussions with the Commission Staff that you are not requiring amendments to the above reference reports, but that responses to comments should be reflected in future filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

         1. You state there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date you carried out your evaluation. Item 308 (c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(d) of Regulation S-B, item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

RESPONSE
--------

     Management has represented that there have not been changes in their internal controls over financial reporting that has materially affected the Company's internal controls over such reporting. Management will conduct its requisite evaluation of the effectiveness of the design and operation of its disclosure controls and procedures and will disclose in future reports the results of such evaluation.

     Consolidated Statements of Cash Flows, page F-8
     -----------------------------------------------

         2. It appears from the tabular presentation in Note 1(f) at page F-13 that the amounts included in the line item "Increase in environmental remediation" represent the establishment of the asset retirement obligation during 2003 and the revision in reclamation cost estimates during 2004. Please indicate whether the amounts included in your statement of cash flows represent the activities just described. If so, please explain why these amounts are included as components of your operating cash flows. Otherwise, please describe to us the nature of the amounts presented in the line item "Increase in environmental remediation" in the statement of cash flows line item.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 2

RESPONSE
--------

     In 2003, the Company recognized an environmental remediation obligation in the amount of $200,000 in connection with the implementation of FAS 143. This amount consisted of $116,486 representing the cumulative effect on prior periods of the implementation of FAS 143 and was reflected as a Change in Accounting Principle in the statement of operations. The remaining $83,514 was added to Well Costs capitalized on the balance sheet (there was sufficient value associated with the proven and probable reserves of the Wyoming wells to accommodate the increase in the net book value of the existing well costs, net of accumulated amortization/depletion). Upon review of the cash flow statement for the year ended December 31, 2003, it appears that the effects of accounting for the environmental remediation obligation were not properly presented. The $116,486 should have been reflected as a separate line item as part of "Net Cash Used by Operating Activities" under the caption "Adjustments to reconcile net loss to net cash used by operating activities." The remaining $83,514 should have been a non-cash item and appears to have been incorrectly included in the $152,848 of "Expenditures for property and equipment" under the category of "Cash Flows From Investing Activities." Accordingly, that balance should be reduced by the $83,514. These changes would eliminate the caption "Increase in environmental remediation" and the related $200,000 reflected in the "Cash Flows From Operating Activities." These changes all relate to the December 31, 2003 presentation.

     The decrease in the environmental remediation amount as a result of the change in estimated reclamation costs is a non-cash item but was included in the net loss determined for the year ended December 31, 2004 and, accordingly, would need to be reflected in the determination of net cash provided by or used for operations.

     Note 1 - Summary of Significant Accounting Policies, page F-10
     General
     ---------------------------------------------------------------------------

         3. Please include in the summary of significant accounting policies your accounting policy for revenue recognition. Specifically state each of the criteria identified in SAB Topic 13 (as they apply to each segment or line of business) required for revenue to be recognized for US GAAP.

RESPONSE
--------

     The following disclosure regarding revenue recognition will be included in the Summary of Significant Accounting Policies portion of the footnotes associated with the Company's December 31, 2005 financial statements to be filed with its annual report on Form 10KSB:

          Trans Energy sells natural gas and crude oil under short and medium term agreements at prevailing market prices. In some cases, prices may be determined for future periods of up to one or two years as a means of decreasing the potential effect on the company's revenues from short term market volatility. In such cases, the price determined for the future period is the then prevailing market prices of oil or gas futures prices for the corresponding period, with some adjustment (basis) applied for the region and pipeline.

          Revenues are recognized when the product is delivered to the customer at the point-of-sale agreed to in the applicable purchase contract, unless the company has information that leads it to conclude that the collectibility of said revenue from a specific purchasing customer is not reasonably assured. The company's sales contracts indicate that the customer takes title, and assumes the risks and rewards of ownership at the point of delivery, which is normally at a measurement meter located at the intersection of two pipeline systems, as designated in the contract.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 3

          Trans  Energy  also sells  natural  gas  transportation  services  and transportation-related services such as gas processing and compression. Such services are provided under short and medium term contracts that designate receipt and delivery points which are normally volume meters located at the intersection of pipelines or well gathering systems. Revenues are recognized when the gas is delivered at the delivery point designated in the contract, unless the company has information that leads it to conclude that the collectibility of said revenue from a specific transporting customer is not reasonably assured.

          Our services are generally sold based upon purchase orders or contracts with the customer that includes fixed or determinable prices. Revenue for services is recognized as the services are rendered and when collectibility is reasonably assured. Rates for services are typically priced on a per day, per hour, per man hour or similar basis.

     c. Accounting Method, page F-10
     -------------------------------

         4. We understand from your disclosure at page 7 and other areas of your document that a 6-square mile three-dimensional seismic program has been shot across the acreage you hold. Please expand your accounting policy disclosure to describe your accounting treatment of three-dimensional seismic survey costs. In this regard, clearly explain the manner by which you utilize the seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account for these costs. Please call us to discuss this comment further before you respond to this letter.

RESPONSE
--------

     The seismic surveys that have been referred to in Note 1.c. were performed some time ago in advance of the Company acquiring the properties. Since acquisition, no additional costs for seismic or other related exploration and development costs have been incurred since inception and none are expected in the near future. Accordingly, the Company has not presented an accounting policy for these types of costs.

     Note 9 - Convertible Debentures, page F-21
     ------------------------------------------

         5. We understand that during 1998, you issued $4,625,400 face value of 8% Secured Convertible Debentures. Please describe in more detail the terms of the agreement and the conversion feature. Tell us how you accounted for the conversion portion of the agreement. Cite any applicable accounting literature in your response.

RESPONSE
--------

     On September 10, 1998, the Company completed a debenture issue of $4,625,400 face value of 8% Secured Convertible Debentures due on March 31, 1999. Interest shall accrue upon the date of issuance until payment in full of the principal sum has been made or duly provided for. Holders of the Debentures shall have the option, at any time, until maturity, to convert the principal amount of their Debenture, or any portion of the principal amount which is at least $10,000 into shares of the Company's common stock at a conversion price for each share equal to the lower of (a) 70% of the market price of the Company's common stock averaged over the five trading days prior to the date of conversion, or (b) the market price on the issuance date of the Debentures. Any accrued and unpaid interest shall be payable, at the option of the Company, in cash or in shares of the Company's common stock valued at the then effective conversion price.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 4

     Pursuant to the terms of the Debentures, the Company had agreed to file a registration statement with the Commission to register the underlying shares of the Debenture conversion. If the Company failed to file its registration statement within 45 days from the closing of the Debenture offering, the Company may have been obligated to increase by up to 15% the number of shares issuable upon conversion to each holder.

     The Company had accrued and fully amortized a discount on the Debentures of $1,445,480 to interest expense and recorded an addition to additional paid in capital. The Company also accrued an additional amount of $963,653 as a penalty payable to compensate for the non-filing of the registration statement penalty of 15%.

     The Company calculated the beneficial conversion feature pursuant to EITF 98-5 and expensed the beneficial conversion feature immediately because the debenture was immediately convertible.

         6. You indicate at page 21 that at December 31, 2004, you owed $331,462 in connection with the 8% Secured Convertible Debentures consisting of $50,000 for a debenture and $281,462 in penalties and interest. Clarify the meaning of your statement on page 21 that "following an accounting adjustment, the amount owed has been reduced to $50,000 plus approximately $25,000 in interest." Indicate if this adjustment pertains to the restatement described at Note 13 of your financial statements. If so, please clarify your accounting treatment of the penalties and interest and cite any applicable accounting literature in your response.

RESPONSE
--------

     The adjustment described in Note 13 does in deed relate to the reduction of the penalties on the convertible debentures from $281,462 down to $25,000. Upon further review of the terms of the convertible debentures by the Company and its legal counsel, it was determined that an error had been made in determining the amount of penalties associated with the non-filing of the registration statement.

     Exhibits 31.1 and 31.2
     ----------------------

         7. We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. As such, it appears you may need to revise the language of paragraphs 4(a), 5 and 5(a) of the certifications. Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

RESPONSE
--------

     We have reviewed the certifications in past reports and will make all necessary revisions in the requisite certifications in future reports to comply with the language set forth in the applicable regulations.

     Form 10-QSB for the Quarter Ended March 31, 2005
     Consolidated Balance Sheets, page 4
     ---------------------------------------------------------------------------

         8. Please explain to us the nature of the line item "Customer lists, net."

RESPONSE
--------

     In connection with the acquisition of Arvilla, Inc., an evaluation was performed of the fair market value of the assets being acquired, net of related liabilities. The total purchase price of Arvilla, Inc. was based on the fair market value of the Company shares issued for the acquisition. Based on the fair market valuation performed, a certain amount was allocated to the value of the

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 5

existing customers of Arvilla, Inc. which would provide future revenue value to the Company. Such valuation of the customers of Arvilla, Inc. and their revenue generating benefit to the Company are considered to be intangible assets and have been identified as Customers Lists. The value of these customer lists is being amortized over the estimated period for which the Customer Lists will be of value to the Company which has been determined to be 10 years. Hence, the financial statement caption Customer Lists, net of applicable accumulated amortization through March 31, 2005.

     Note 5 - Significant Events, page 11
     ------------------------------------

         9. Please address each of the following to provide additional disclosure regarding your January 31, 2005 transaction. In this regard, we note the disclosure in your Form 8-K filed February 3, 2005 that under the terms of the agreement, the acquisition was accomplished through a merger of your subsidiary, Trans Energy Acquisitions, with and into Arvilla, Inc., with Arvilla being the survivor of the merger.

         o    Clarify both the legal and accounting form of the transaction.

         o Clarify whether the transaction was accounted for at historical cost or at fair value.

         o    Identify the accounting acquirer and the accounting target(s).

         o Explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target.

         o Explain, if true, that the capital structure of the accounting Acquirer is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to reverse merger accounting.

         o    Clarify the role of Trans Energy, Inc. in the transaction.

         We may have further comments.

RESPONSE
--------

     To facilitate the acquisition of Arvilla, Inc., Trans Energy, Inc. formed a wholly owned subsidiary, Trans Energy Acquisitions, Inc. The acquisition was accomplished by the Company's wholly owned subsidiary, Trans Energy Acquisitions, Inc. acquiring all of the issued and outstanding common shares of Arvilla, Inc. Concurrently, there was a merger transaction between Trans Energy Acquisitions, Inc. and Arvilla, Inc. with Arvilla, Inc. as the surviving legal and accounting entity. As a result of the transaction, Arvilla, Inc. became a wholly owned subsidiary of Trans Energy, Inc. Even though the net and total assets of Arvilla, Inc. exceeded the net total assets of Trans Energy, Inc., Trans Energy, Inc. retained management and operating control through its management and the composition of the board of directors. Accordingly, the transaction was not accounted for as a reverse merger or reverse acquisition with Trans Energy, Inc. remaining as the legal and accounting entity. The historical financial statements are those of Trans Energy, Inc., the accounting acquirer.

     The transaction was accounted for as a purchase pursuant to SFAS No. 141 and the assets were recorded at the fair value of the consideration which was paid for them. The purchase price was allocated to the assets based on their estimated fair values.

     For a further discussion of this matter, please see "Acquisition of Arvilla, Inc. - Request for relief from filing financial statements" below.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 6

     Engineering Comments
     S.F.A.S 69 Supplemental Disclosures, page F-24
     (4) Reserve Quantity Information, page F-25

         10. Please submit to us the petroleum engineering reports you used as the basis for your 2004 proved reserve disclosures. These should include:

         o One-line recaps for each property/lease sorted by field and by present worth within each proved reserve category with your 2004 acquisition(s) segregated from the remaining properties;

         o Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties:

         o    Individual   income  forecasts  for  each  of  your  five  largest
              properties on a net equivalent reserve basis;

         o    Narratives and engineering exhibits (e.g. maps, performance plots,
              volumetric   calculations)   for  each  of  these   five   largest
              properties;

RESPONSE
--------

     Trans Energy has not based its proved reserve disclosures on a formal engineering report and thus, the Company does not have a report to deliver to you. In determining reserve figures, management collects and compiles all available historical data, production figures and other pertinent information related to its wells in order to calculate reserve figures. This information is compiled with the assistance of a consulting geologist and final figures are determined with the assistance of an independent petroleum engineer. Management believes that the final reserve figures are based on reliable historical and current production data and provide an accurate estimate of Company reserves.

         Form 8-K/A, filed June 9, 2005
         Exhibit 99.1
         -------------------------------------------------------
         Cobham Gas Industries, Inc. and Subsidiaries
         Consolidated Financial Statements, September 30, 2004
         -------------------------------------------------------
         Proved Developed and Undeveloped Reserves, page 21
         -------------------------------------------------------

         11. We note the disclosure of proved reserves at September 30, 2004. Please reconcile to us these reserve figures with those disclosed in your Form 10-KSB for the fiscal year ended December 31, 2004. Amend your documents if required. You may contact us for assistance in these matters.

RESPONSE
--------

     At the time the Company filed its Form 10-KSB for the year ended December 31, 2004, it had not yet received the final audited financial statements from the newly acquired Cobham Gas Industries, Inc. Accordingly, the financial statements of December 31, 2004 included in its Form 10-KSB did not incorporate the reserve figures from Cobham as of September 30, 2004. The Company did file on June 9, 2005 its Form 8-K/A that included the Cobham financial statements as of September 30, 2004, which incorporated the Cobham reserve figures as of September 30, 2004 relating to certain acquired oil and gas leases and leasehold interests located in Wetzel and Marion Counties, West Virginia. The Cobham reserve figures have been incorporated into the Company's financial statements for the year ended December 31, 2005 and will be included in the Form 10-KSB to be filed for the fiscal year ended December 31, 2005.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 7

Acquisition of Arvilla, Inc.  -  Request for relief from filing financial statements
----------------------------  -  -----------------------------------------------

     On January 31, 2005, the Company finalized its acquisition of Arvilla, Inc. through a merger of its subsidiary, Trans Energy Acquisitions, with and into Arvilla, Inc. with Arvilla being the survivor of the merger. As a result of the transaction, Trans Energy assumed all of the operations, assets and liabilities of Arvilla Oilfield Services, LLC, which is 100% owned by Arvilla, Inc.

     Arvilla's operations were previously conducted as Arrow Oilfield Service Company, a division of Belden & Blake Corporation ("B&B"), a privately held company engaged in the exploration, development and production of oil and natural gas reserve. In June 2004, Clarence E. Smith and Rebecca L. Smith acquired Arrow Oilfield Services from B&B and created Arvilla Oilfield Services, LLC as the operating entity. Subsequently, Mr. and Mrs. Smith created Arvilla, Inc. that acquired all the membership interests of Arvilla Oilfield Services in order to facilitate its acquisition by Trans Energy.

     At the time Trans Energy entered into the transaction, management believed that Arvilla would be able to provide all necessary audited financial statements and pro forma financial information to include in the Company's requisite Commission filings. On February 3, 2005, the Company filed its Form 8-K to report finalization of the Arvilla acquisition and indicated in the report that the requisite financial statements and pro forma financial information for Arvilla would be filed by amendment to the Form 8-K within the period permitted under applicable regulations. At the time of filing the Form 8-K, management continued to believe that it would be able to obtain the necessary financial statements and information for Arvilla within the allowable 71 days prescribed by Form 8-K.

     However, management subsequently realized that it was becoming increasingly difficult to obtain certain historical financial information related to Arvilla, particularly the necessary financial information regarding Arrow Oilfield Services Company. Because Arrow Oilfield Services operated as a "division" of the much larger Belden & Blake Corporation, it was discovered that separate financial statements had not been kept for the division. It then became necessary to reconstruct the appropriate financial statements from existing records maintained by B & B for the Arrow Oilfield Services operations. The Company spent considerable time and money and engaged several consultants and accountants in an attempt to finalize auditable financial statements for Arrow Oilfield Services and Arvilla from the available records. However, after working for several months and spending a sizable amount of money, management finally determined that available records and information were incomplete and that it would not be possible to obtain the necessary historical audited financial statements for Arrow Oilfield Services and Arvilla, Inc.

     Because the acquisition was not completed until January 2005, it was not necessary to include Arvilla's financial statements in the Company's audited financial statements for 2004. The Company is able to include Arvilla's operations in its 2005 audited financial statements, but the Company will not be able to fulfill its obligation to file Arvilla's historical and pro forma financial statements on Form 8-K.

     As a subsequent event, on January 3, 2006, the Company entered into a definitive agreement to sell the Arvilla business. Under the terms of the agreement, Arvilla, Inc. will sell to Clarence E. Smith and Rebecca L. Smith 100% of the outstanding membership interests of Arvilla Oilfield Services, LLC in exchange for the return to the Company of certain shares of Trans Energy common stock, certain natural gas properties and other considerations. Closing of the agreement is contingent upon certain conditions and escrow provisions, including obtaining a fairness opinion. Complete details and a copy of the agreement are included in the Form 8-K filed by the Company on January 9, 2006. It is anticipated that the transaction will be concluded within the next 60 days.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall
March 30, 2006
Page 8

     Relief Sought
     -------------

     In anticipation of filing this response to comments, I have spoken with the Office of Chief Accountant for the Division of Corporation Finance regarding the situation set forth above. That office suggested that I include in this response any request for relief that Trans Energy might seek. Accordingly, we are requesting that a copy of this letter be forwarded to the appropriate Staff persons in the Office of Chief Accountant.

     Because Trans Energy's diligent and good faith efforts to obtain historical financial statements for Arrow Oilfield Services and Arvilla have proven unsuccessful, the Company hereby respectfully requests that the Commission waive the Company's obligation to submit this financial data. Our request is based on the following:

     o Management has concluded that historical financial information necessary to finalize audited financial statements and pro forma information for Arvilla cannot be obtained.

     o The Company had a good faith expectation that audited financial statements could be finalized and has expended considerable time and money in an attempt to obtain the necessary financial information.

     o Management believes that the historical financial information, particularly for 2003 and 2004, is not material to the Company's financial statements for 2004, 2005 and beyond.

     o The Company is able to provide audited financial information on the operations of Arvilla for 2005.

     o The Company is selling most of the assets acquired in the Arvilla acquisition, which will make inclusion of Arvilla's historical financial information even less meaningful in the future.

     o If the Company is deemed not to be timely in its filings, it would be precluded from filing a registration statement or making certain other filings and its shareholders may be precluded from relying on Rule 144 because the Company would not be current in its reporting obligations.

     Thus, for the reasons stated above, Trans Energy hereby requests that the Commission waive the Company's obligation to file historical financial statements for Arvilla, Inc. If you desire additional information or documents regarding this issue, please contact this office. We thank you in advance for your consideration of this matter.

     Future correspondences concerning this response should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                               Sincerely,

                               /s/ Leonard E. Neilson
                               ----------------------
                               Leonard E. Neilson
:ae
CC:      Trans Energy, Inc.